

March 14, 2023

Nicholas Liveris
Chief Financial Officer
Novonix Limited
Level 38
71 Eagle Street
Brisbane, QLD 4000 Australia

>   **Re: Novonix Limited**
>   **Form 20-F for the Transition Period July 1, 2022 to December 31, 2022**
>   **Filed February 28, 2023**
>   **File No. 001-41208**

Dear Nicholas Liveris:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-F for the Transition Period July 1, 2022 to December 31, 2022

Item 18. Financial Statements
Notes to the consolidated financial statements
Note 15 Financial Assets at Fair Value Through Profit or Loss, page F-38

1.   We note your policy that the group subsequently measures all equity investments at fair value and that you have recorded a loss on equity investment securities at fair value through profit and loss for the twelve months ended June 30, 2022. It does not appear that there has been a change in fair value other than exchange difference during the six months ended December 31, 2022. Please tell us how you concluded that there was no change in fair value subsequent to June 30, 2022. Refer to paragraph 5.7.1 of IFRS 9.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at (202) 551-3777 or Kevin Woody at (202) 551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing